November 7, 2016

Mr. James Lopez

Legal Branch Chief, Office of Beverages, Apparel and Mining

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weyco Group, Inc.

Annual Report on Form 10-K

Filed March 10, 2016

File No. 000-09068

Dear Mr. Lopez:

We appreciate this opportunity to respond to your letter dated October 26, 2016, commenting on the Weyco Group, Inc. (the “Company”) Form 10-K for the year ended December 31, 2015 and certain information incorporated therein by reference to our Proxy Statement filed on March 31, 2016. We have repeated the question from your letter in italics below and followed with our response.

Executive Compensation, page 59

Proxy Statement filed March 31, 2016, page 13

1.	We note that you provided Item 402 and other disclosure for your principal executive officer, your principal financial officer and one other named executive officer. Please tell us how you determined that no other executive officers as defined in Exchange Act Rule 3b-7 should be included. In this regard, we note several vice presidents who appear to be in charge of a principal business unit, division or function. For example, we note Judy Anderson, Vice President, Finance and Treasurer (Principal Accounting Officer) signed your Form 10-K. We also note your website identification of “William Combs, Vice President, Founder and Director of Product of BOGS and Rafters Brands.”

We acknowledge that Rule 240.3b-7 under the Securities Exchange Act of 1934 defines “executive officer" to include a company's "president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant." As a result of the Florsheim acquisition in 2002, job duties were adjusted and certain changes were made to the Company’s internal structure which resulted in the Company creating a Senior Vice President level. Thereafter, the Company considered anyone with the Senior Vice President title to be its “executive officers.” The Board of Directors of the Company (the "Board") directly elects the executive officers and grants them the power and authority to appoint other officers. The Company has, in good faith, relied upon this process in determining who it has disclosed as an "executive officer." Due to retirements, the number of Senior Vice Presidents has declined resulting in only three Senior Vice Presidents remaining since 2012.

After receiving and reviewing your comment letter, the Company and the Board have revisited the determination of which officers should be deemed "executive officers" and we have determined that some additional Company personnel are responsive to the definition and should be identified as executive officers.

Going forward, in addition to the persons already identified as executive officers, the Company will include the parties holding the following positions as "executive officers" in its filings:

•	Vice President and President of Florsheim Brand
•	Vice President and President of BOGS and Rafters Brands
•	Vice President and President of Nunn Bush Brand
•	Vice President and President of Stacy Adams Brand
•	Vice President, Finance and Treasurer (Principal Accounting Officer)
•	Vice President, Information Systems
•	Vice President, Supply Chain

In addition to the above, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments or questions regarding this response, please contact me at 414-908-1880 or by email at jwittkowske@weycogroup.com. Thank you for your attention to this matter.

Very truly yours,

Weyco Group, Inc.

/s/ John Wittkowske
John Wittkowske
SVP and Chief Financial Officer